SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                         Commission File Number 0-16856
                           NOTIFICATION OF LATE FILING
                                  (Check One):

   [X]  Form 10-K    [ ]  Form 20-F    [ ]  Form 11-K    [ ] Form 10-Q
          [  ]  Form N-SAR

     For Period Ended: December 31, 1998
     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended:____________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

           ________________________________________

                Part I -- Registrant Information
            ________________________________________


Full Name of registrant:      RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
Former Name if Applicable:
Address of Principal Executive
   Office (Street and Number):     411 WEST PUTNAM AVE, SUITE 270
City, State and Zip Code:          GREENWICH CT 06830


            ________________________________________

               Part II -- Rules 12b-25(b) and (c)
            ________________________________________


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

            ________________________________________

                     Part III -- Narrative
            ________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         As a result of certain developments regarding a sale of an investment in mortgage loan on March 30, 1999, Registrant has not been able to prepare its Annual Report on Form 10-K for the year ended December 31, 1998 without unreasonable effort or expense. Such Annual Report will be filed by April
15, 1999.

           _________________________________________

                  Part IV -- Other Information
           _________________________________________

     (1) Name and telephone number of person to contact in regard to this notification:

     Allan Rothschild               (203)         862-7051
          (Name)                   (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



           RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1999             Resources Accrued Mortgage Investors 2 L.P.
                                            By: RAM Funding, Inc.
                                                Managing General Partner

                                                /s/ Allan B. Rothschild
                                                -----------------------
                                                Allan B. Rothschild
                                                President